January 8, 2019

Mr. Dave Irving and Mr. Marc Thomas
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Sterling Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 001-35385

Dear Messrs. Irving and Thomas:

We are writing in response to your letter dated December 21, 2018, with respect to the review by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, of Sterling Bancorp’s (the “Company”) above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed on March 1, 2018. Our response to your comment letter is provided below. For your convenience, we have restated the text of your comment.

This letter has been filed via EDGAR, tagged as “CORRESP.”

In providing this response, the Company acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filings.
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.
• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Quarterly Period Ended December 31, 2017

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 4. Portfolio Loans, page 94

1.
Given the significant impact the recent acquisitions have had on your operating performance and asset quality data (i.e. metrics and trends), please tell us, and revise all future filings, to disclose specific information which enables the reader to more clearly understand the impact on the periods presented, including:

•	The balances of acquired and originated loans;

•	Asset quality data and ratios of acquired and originated loans;

•	The remaining purchase accounting discounts;

•	The impact on net interest income and the net interest margin for the periods presented from acquired and originated loans;

•	Acquired loans classified as non-accrual, impaired, loans greater than 90 days and accruing, or as a trouble debt restructuring; and

•
In order to provide consistent presentation of credit quality metrics throughout your filings, please consider revising future filings to present all credit quality metrics (including total portfolio loans on page 94, past due loans on page 95, non-accrual loans on page 96, impaired loans starting on page 97, credit quality indicators starting on page 102, and allowance for loan loss activity starting on page 101) by originated loans, acquired loans using ASC 310-20 accounting, and acquired credit impaired loans using ASC 310-30 accounting. Further, please make sure your discussions of the loan portfolio in MD&A provide a similar consistent presentation throughout.

Response: Beginning with the Annual Report on Form 10-K for the year ended December 31, 2018, the Company will provide additional loan portfolio disclosures that distinguish portfolio loans between originated and acquired loans. We believe these disclosures will enable readers of our financial statements to more clearly understand the impact recent acquisitions have had on our operating performance and asset quality data.

Specific information that we will disclose includes the following:

•	The balances of acquired and originated loans;

•	Asset quality data and ratios of acquired and originated loans;

•	The remaining purchase accounting discounts;

•	The impact on net interest income and the net interest margin for the periods presented from acquired and originated loans;

•	Acquired loans classified as non-accrual, impaired, loans greater than 90 days and accruing, or as a trouble debt restructuring; and

•
In order to provide consistent presentation of credit quality metrics throughout the Company’s filings, we will revise future filings to present the following information on originated and acquired loans:

◦	Total portfolio loans

◦	Past due loans

◦	Non-accrual loans

◦	Impaired loans

◦	Credit quality indicators

•	In addition, our discussion of the loan portfolio in MD&A will provide information that is consistent with the information disclosed in Note 4. Portfolio Loans.

•
We believe a separate roll-forward of the allowance for loan loss activity for acquired loans using ASC 310-20 accounting and acquired loans using ASC 310-30 accounting will not provide meaningful information to readers of our financial statements as the amounts involved are immaterial. This is due to our allowance for loan losses methodology, in which we do not record specific reserves related to impaired loans, but rather charge-off impaired amounts immediately once the impairment amount is estimated. Individual acquired loans which management deemed impaired were charged-off or partially charged-off at acquisition date. Further, since acquisition, there have not been material amounts associated with acquired loans that have been charged-off against the allowance for loan losses.

* * *

We appreciate the Staff’s attention to the Company’s filings and the opportunity to provide the foregoing responses to the Staff’s comments. Should you have any questions concerning the foregoing, please do not hesitate to call me at (845) 369-8040.

Sincerely,

/s/ Luis Massiani

Luis Massiani
Senior Executive Vice President
and Chief Financial Officer